FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IFC Approves Financing for Infrastructure Projects in Mexico

Washington, D.C., April 12 , 2007 – IFC, the private sector arm of the World Bank Group, announced today that its Board of Directors has approved an equity investment of up to $50 million in Infrainvest, an infrastructure company in Mexico, to support private sector investment in infrastructure, specifically transportation and water. This operation will give IFC a 19 percent participation in Infrainvest.

Jose Luis Guerrero, the CEO of ICA, noted, “The participation of IFC in Infrainvest projects provides strong support for the joint venture, and will contribute to our ability to develop the basic infrastructure that Mexico needs, taking advantage of the knowledge and experience of both ICA and IFC.”

Atul Mehta, IFC’s Director for Latin America and the Caribbean, said, “IFC is partnering with ICA in Infrainvest through this equity investment in order to enhance the company's ability to respond to Mexico's growing infrastructure investment needs".

This operation is part of IFC’s integrated strategy for Mexico’s infrastructure sector, which includes advice on developing the necessary framework for public-private partnerships in Mexico. The program aims to create new financing sources from the private sector for development of productive infrastructure, including an efficient risk allocation of resources between the government and the private sector.

In September 2006, IFC financed the expansion, upgrade, and launch of operations for the Irapuato-La Piedad road in central Mexico, the first project offered in concession to the private sector under the new PPP framework.

Infrainvest is owned by Controladora de Operaciones de Infraestructura, S.A. de C.V. (CONOISA), a wholly owned subsidiary of Empresas ICA S.A.B. de C.V., Mexico’s largest engineering, procurement, and construction company.

IFC in Mexico:

Since 1956, IFC has invested $5.6 billion in Mexico, including $2.2 billion in syndications, in sectors ranging from infrastructure and manufacturing to agribusiness and the financial sector, making the country the region’s third-largest recipient of IFC financing in dollar value, after Brazil and Argentina. IFC committed $260 million in FY06 in new financing in Mexico, and it held a total portfolio of $1.1 billion, including syndications, as of July 31, 2006.

IFC’s strategy for Mexico focuses on enhancing the competitiveness of the private sector; further deepening the financial sector with the introduction of specialized products and markets; supporting infrastructure development and investments in areas newly opened to private sector participation; and promoting sustainable environmental and social development and good corporate governance.

About IFC

IFC, the private sector arm of the World Bank Group, promotes open and competitive markets in developing countries. IFC supports sustainable private sector companies and other partners in generating productive jobs and delivering basic services, so that people have opportunities to escape poverty and improve their lives. Through FY06, IFC Financial Products has committed more than $56 billion in funding for private sector investments and mobilized an additional $25 billion in syndications for 3,531 companies in 140 developing countries. IFC Advisory Services and donor partners have provided more than $1 billion in program support to build small enterprises, to accelerate private participation in infrastructure, to improve the business enabling environment, to increase access to finance, and to strengthen environmental and social sustainability. For more information, please visit www.ifc.org

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer